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                                                                  EXHIBIT (a)(3)


                                 PRESS RELEASE
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                                                                  EXHIBIT (a)(3)

              COMAIR ANNOUNCES AGREEMENT WITH DELTA AIR LINES FOR
                      ACQUISITION OF COMAIR HOLDINGS INC.

CINCINNATI, Ohio, October 18, 1999 - In an agreement that will capitalize on COMAIR's expertise in operating regional jets profitably, COMAIR Holdings, Inc. (NASDAQ/NMS:COMR), the parent company of COMAIR Inc., today announced that it has reached a definitive agreement with Delta Air Lines in which Delta will acquire COMAIR Holdings for a total consideration of approximately $1.8 billion or $23.50 a common share.

Under terms of the agreement, COMAIR will be operated as a separate subsidiary of Delta and its headquarters will remain at Cincinnati/Northern Kentucky International Airport.

David R. Mueller, chairman of the board and chief executive officer of COMAIR Holdings, Inc., said: "The COMAIR Holdings Board of Directors unanimously supports this transaction. It builds on the long and close partnership between Delta and COMAIR. All of us at COMAIR have the greatest respect for Delta and its people and we look forward to an exciting future together. This transaction serves the interests of our shareholders and increases the growth opportunities for our employees and the communities we serve."

COMAIR and Delta began their relationship in 1984 with a code-share marketing agreement through which COMAIR flies customers from cities in the Midwest and Florida through both COMAIR's and Delta's hubs in Cincinnati, Ohio and Orlando, Florida.

Leo F. Mullin, Delta president and chief executive officer, said: "This transaction is a unique growth opportunity for Delta and COMAIR. COMAIR is a very successful regional airline with strong and respected leadership and an outstanding record of financial and operational performance. That has tremendous value to our entire system as we build for the future. This acquisition continues Delta's strategy to strengthen its nationwide Delta Connection carrier network with an emphasis on introducing regional jets."

Under terms of the agreement, a Delta subsidiary will make a tender offer to purchase all outstanding shares of common stock of COMAIR Holdings for $23.50 per share in cash. COMAIR Holdings has outstanding 95.5 million shares of common stock. Delta currently owns 21.1 million of these shares, or approximately 22 percent of the outstanding shares. The tender offer will commence no later than Friday, October 22. Following the completion of the tender offer, which is subject to customary conditions, the Delta subsidiary will merge into COMAIR Holdings. When the merger becomes effective, each outstanding share of COMAIR Holdings will be converted into the right to receive $23.50 in cash. At that time, COMAIR Holdings and COMAIR will become wholly owned subsidiaries of Delta.

Following the closing of the transaction, David A. Siebenburgen, 52, president and chief operating officer of COMAIR Holdings, Inc. and president, chief operating officer and chief executive officer of COMAIR, will lead the national Delta Connection network with direct responsibility for COMAIR and Atlantic Southeast Airlines (ASA) operations. ASA is a wholly owned subsidiary of Delta, which serves customers primarily from cities in the Southeast and Texas.

Mr. Siebenburgen said: "Teaming with Delta through this acquisition enables us to maximize our expertise in operating regional jets profitably. This agreement creates outstanding
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opportunities for our employees who are the foundation of our success. We're excited to build on our great relationship with Delta and strengthen this premier carrier's competitive position."

Mr. Mueller, 46, will remain with COMAIR Holdings through the transition period. After that, he will serve as an advisor to Delta and as Chairman of the Delta Connection Carrier Advisory Committee.

Delta expects the current COMAIR operating management will remain an important part of the COMAIR and Delta Connection team. This transaction will result in minimal, if any, job reductions. COMAIR will retain its separate workforce and salary and benefits structure. There will be no integration of workforces or seniority lists with Delta. COMAIR's labor agreements remain in place.

Founded in 1977, COMAIR pioneered the use of regional jets in 1993, a move which revolutionized the industry. Today, the airline serves more than 6.4 million customers annually with the largest fleet of regional jets in the world. Total revenue in fiscal 1999 was $763 million.

COMAIR currently operates 82, 50-seat Bombardier regional jets with firm orders for 48 more, including 20 new 70-passenger jets which the airline will begin accepting in 2001. COMAIR continues to accept delivery of at least one new 50-seat regional jet per month, as it has since 1993. In addition to the current fleet and firm orders totaling 130 aircraft, COMAIR has options with Bombardier Aerospace of Canada for an additional 115 aircraft. If all options are exercised, COMAIR could expand its fleet to a total of 245 regional jets.

COMAIR, named the "Best-Managed Regional Airline" for 1999 by Aviation Week & Space Technology magazine, employs 4,400 aviation professionals. The airline offers more than 700 daily departures to 88 cities in 31 states and three countries through its hubs at Cincinnati/Northern Kentucky International Airport and Orlando International Airport.

Delta, named Airline of the Year by Air Transport World magazine and "Best-Managed Major Airline" for 1999 by Aviation Week & Space Technology magazine, is the world's most flown carrier. More than 105 million passengers traveled on Delta in 1998. Delta, Delta Express, the Delta Shuttle, the Delta Connection carriers and Delta's Worldwide Partners operate 5,370 flights each day to 352 cities in 59 countries.

                               CONTACT: CORPORATE COMMUNICATIONS - 800-3611-2608


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